
February 21, 2014

Via E-mail
Marci Frankenthaler
General Counsel
Frederick's of Hollywood Group Inc.
6255 Sunset Blvd.
Hollywood, CA 90028

>   **Re: Frederick's of Hollywood Group Inc.**
>   **Schedule 13E-3**
>   **Filed January 27, 2014**
>   **File No. 005-37017**
>
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed January 27, 2014**
>   **File No. 001-05893**

Dear Ms. Frankenthaler:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

General

1. Please provide us your analysis why each of Michael Tokarz, Salus CLO 2012-1, Ltd., Salus Capital Partners, LLC, Thomas Lynch and Peter Cole are not named as filing persons in the Schedule 13E-3, as they appear to be affiliates engaged in the transaction for purposes of Rule 13e-3. We note the following disclosure in your proxy statement:

    - Michael Tokarz controls filing persons TTG Apparel, LLC and Tokarz Investments, LLC.

- The company is a borrower under the Credit and Security Agreement, dated as of May 31, 2012, as amended, with Salus CLO 2012-1, Ltd. and Salus Capital Partners, LLC as the Lenders. The credit facility provided a line of credit of up to $35,000,000 and appears to have been amended four times during 2013 in connection with discussions with HGI and management. Up to $6,000,000 of debt financing for the merger will be made available to you under this credit facility. In February 2013, the Lenders initiated discussions for the merger by suggesting that Mr. Lynch meet with Philip Falcone, the chief executive officer of HGI, the parent company of the Lenders and the Parent, to discuss a potential strategic transaction. The Lenders are affiliates of HGI, HGI Funding and the Parent.

- Thomas Lynch has received a new employment agreement and will receive an equity interest in the Parent after the merger.

- Peter Cole became a member of the board of managers of the Parent on the date the merger agreement was executed.

For guidance, see our Compliance and Disclosure Interpretations (Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3) Sections 201.01 and 201.05, which are available on our website. Please note that each filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, you would need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for each filing person added in response to this comment, such as a statement as to whether each filing person believes the Rule 13e-3 transaction is fair to unaffiliated security holders and an analysis of the material factors upon which the filing person relied in reaching such a conclusion.

2. Please include on the outside cover page of Schedule 13E-3 the legend required by Rule 13e-3(e)(1)(iii) of the Exchange Act.

Item 3. Identity and Background of Filing Person, page 4

3. Please include the company as a filing person and state that it is the subject company. See Item 1003(a) of Regulation M-A.

4. Please include the business telephone number for each filing person. See Item 1003(a) of Regulation M-A.

5. Please revise to provide the principal business and state of organization for each filing entity, as required by Item 1003(b) of Regulation M-A.

Item 8. Fairness of the Transaction

6. We note the "[n]ot applicable" response to subsection (f), requiring certain disclosure of other offers made to the company. Based on your disclosure about other possible transactions and unsolicited offers received by the company on page 30 of the preliminary proxy statement, revise to clarify this response.

Schedule 14A

Summary Term Sheet, page 1

Required Vote, page 3

7. Because the Rollover Shareholders hold more than two-thirds of your outstanding shares and can satisfy the required vote to approve the merger, please explain why you are soliciting proxies rather than sending an information statement.

8. We also note your proposal to adjourn the special meeting if there are insufficient votes at the time of the meeting to approve the merger. Please clarify this language and explain the circumstances under which there may be insufficient votes to approve the merger.

Reasons for the Merger; Recommendation of the Lead Director . . ., page 7

9. Please summarize the reasons for the merger. In this regard, we note your statement that "[f]or a description of the reasons considered by the Lead Director and the Board of Directors, see…" The reasons for the merger should be summarized here. See Section 1001 of Regulation M-A.

Litigation, page 12

10. Please provide us a copy of the complaint related to the merger.

Special Factors, page 17

Background of the Merger, page 17

11. Throughout the Background of the Merger section you refer to parties generally when describing meetings and discussions. For example, in your disclosure of the transaction negotiations in October and November 2013 you refer to "a representative of the Consortium" rather than identifying the person. Please identify the board members, management and representatives of the Consortium and Lenders who participated in the material negotiations and discussions.

12. Please revise your disclosure throughout your background discussion to identify the person that initiated each material contact. See Instruction to paragraphs (b) and (c) of Item 1005 of Regulation M-A. For example, identify:

- The member of management who engaged in discussions with the company's largest shareholders regarding further investment in the company (page 18).
- The representative from the Lenders who suggested that Mr. Lynch meet with Philip Falcone to discuss a potential strategic transaction (page 20).
- The representatives from Five Island and the Consortium who submitted the proposals to the board on August 6, 2013 and on September 26, 2013 (pages 22 - 23).

13. Each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. For guidance, see *In the Matter of Meyers Parking System, Inc*., Release No. 34-26069 (September 12, 1988), and the *Charles L. Ephraim* no-action letter dated September 30, 1987. Please summarize all presentations made by Allen & Co. and Cassel Salpeter accordingly. Please note that any independent financial analysis conducted by the Lenders in connection with the transaction may also be a materially related report under Item 1015 of Regulation M-A. Also file any related written materials as exhibits, as required by Item 16 of Schedule 13E-3.

Series A Convertible Preferred Stock Transaction and New Credit Facility, page 18

14. Please describe the negotiations relating to the material terms of the transaction, including pricing. Disclose the percentage of your outstanding common stock into which the securities issued in the transaction could be converted.

Evaluation of Strategic Transactions, page 18

15. We note that Allen & Co. was retained in May 2012, after two unsolicited acquisition inquiries were sent to the company. Please revise to detail the process by which Allen & Co. was chosen in order to assist the company in evaluating and negotiating certain strategic transactions. In this regard, we note Mr. Harley's former affiliation with the company.

16. Please clarify whether Mr. Walters acted in the role of lead director prior to August 7, 2013 with respect to the material meetings and discussions relating to each of the third party proposals, including whether he recommended and/or approved of the material terms of these proposed transactions.

17. On page 27, you disclose that the lead director believed that the merger consideration is more favorable to the unaffiliated shareholders than the potential value that might result

from other alternatives . . . "including the risks and uncertainty associated with those alternatives." Please explain in greater detail in this section the risks and uncertainties the lead director considered for each of the alternatives discussed and how he analyzed them to favor the current transaction.

18. Please identify the counsel who advised the board in the second paragraph on page 19 and disclose when they were hired. Disclose whether in November 2012 the board authorized Mr. Walters to hire independent legal and financial advisors in his capacity as lead director in negotiating the transactions where potential conflicts of interest could arise.

19. Please disclose whether the board considered electing additional independent directors to the board to assist the lead director, and if so, explain why it opted not to do so.

20. Refer to the last bullet point on page 19. Explain why the company terminated discussions with the Foreign Strategic Party. It is not clear why your deteriorating financial condition caused you to terminate discussions with that party and reinitiate them with the Specialty Retailer.

21. We note your disclosure in the second paragraph on page 20 that the board and management considered the positive and negative aspects of each of the Proposing Parties' proposals. Please describe in greater detail the material meetings and negotiations held between management and each of the Proposing Parties. Identify the directors and/or the members of management who negotiated with the Proposing Parties and describe why an agreement could not be reached with any of these parties (e.g., the material terms proposed and rejected, including pricing, which caused the termination of negotiations). Also disclose whether Mr. Walters, as lead director, negotiated and/or made any final recommendations with respect to each of the Proposing Parties' proposals.

22. We note that the board considered filing for bankruptcy and obtaining debtor-in-possession financing but the board ultimately did not consider this to be in the company's best interests. We further note that two private equity firms contemplated pre-packaged bankruptcy filings but these proposals were rejected as not in the best interests of shareholders. Please revise to discuss the reasons for rejecting these proposals/options in greater detail, including the underlying analysis that led to the conclusion not to proceed with these options.

23. Please identify the bankruptcy counsel referred to in the third paragraph on page 20.

 Negotiations Relating to HGI and the Consortium, page 20

24. Please provide your analysis whether the Series B convertible stock transaction was the first step in a series transactions that was reasonably likely to produce or undertaken with the purpose of producing the going private effect specified in Rule 13e-3(a)(3)(ii)(A).

25. Please describe the material provisions of the Series B convertible preferred stock term sheet on March 3, 2013, the counteroffer made by the board, and the final terms agreed to on March 4, 2013. Include in your discussion the material terms of the warrants and the voting agreement.

26. Please disclose the open points that the board determined to address before approving the Series B convertible preferred stock transaction on March 11, 2013.

27. Please disclose the material terms of the Specialty Retailer's revised offer letter dated March 14, 2013. Also clarify what the company's requirements were and the reasons the Specialty Retailer provided for why it was unable to satisfy these requirements.

28. Please clarify why the Series B convertible preferred stock transaction caused the company to terminate its discussions with the Specialty Retailer and terminate its engagement with Allen & Co.

29. We note that Mr. Walters was named lead director, for the purpose of analyzing and negotiating transactions "where potential conflicts of interest could arise" and it appears that the first transaction for which he served as lead director was for the proposal submitted by Five Island. Given the numerous proposals prior to this August 2013 transaction, please revise to detail why Allen & Co.'s engagement was terminated in March 2013, after the company began discussions with Mr. Falcone. Also clarify why Allen and Co. and the lead director were charged with evaluating and negotiating certain limited proposed transactions, rather than all.

30. Please disclose the material terms of the May 23 and September 27, 2013 line of credit increases, such as the interest rate.

31. Please disclose in the third paragraph on page 23 whether Mr. Walters in his capacity as lead director hired separate legal counsel and clarify Graubard Miller's role in representing the company. Also describe any conflicts of interest that existed as a result of Graubard Miller's representation of both the company and the lead director in the same transaction.

32. Please provide greater detail regarding the substance of all material offers and counteroffers during the course of the price negotiations. For example, expand your discussion:

- to describe the factors that led the lead director to reject the price offered on October 11 and October 16, 2013; and
- to provide the factors that the lead director considered in determining that a price of $0.27 per share would be acceptable.

33. Please disclose the alternative transaction structures proposed by the lead director to the Consortium representatives on October 15, 2013 and explain why the Consortium representatives rejected the proposals.

34. Please disclose the material issues related to the employment agreement change of control payments that were resolved between November 22 and December 17, 2013.

35. Please describe in greater detail the material discussions and negotiations relating to the each of the Ancillary Agreements.

36. We note that the company may engage in limited solicitation of alternative takeover proposals from only 12 companies, agreed upon by Parent, Merger Sub and the company. Please revise to detail the characteristics of these companies in comparison to other companies that were not chosen to be "designated parties."

Reasons for the Merger; Recommendation of the Lead Director . . ., page 26

37. Please disclose whether the transaction is structured so that approval of at least a majority of unaffiliated security holders is required and how the lead director considered this aspect of the transaction structure. See Item 1014(c) of Regulation M-A.

38. Please disclose how you calculated that the merger consideration is approximately 8% greater than the effective price paid by Five Island to acquire majority control in March 2013.

39. We note your disclosure that "the lead director did not conduct a separate going concern valuation, because he believed that the valuation methodologies used by his financial advisor and the qualitative considerations described above collectively assessed going concern value." Please describe in greater detail the valuation methodologies and qualitative considerations that the lead director used to assess the going concern value. Please also describe in greater detail how the lead director considered the liquidation value based on the going concern opinion provided by the company's auditors in their audit report. If applicable, quantify the factors that the lead director considered in evaluating the transaction. See Instruction 3 to Item 1014 of Regulation M-A.

Opinion of the Lead Director's Financial Advisor, page 32

40. See our comment above. Please also summarize any presentations and reports made by Allen & Co. that is materially related to the transaction and provide the disclosure required by Item 1015 of Regulation M-A.

41. We note that in arriving at its opinion, Cassel Salpeter used and relied on the Company Projections and other internal financial information furnished by or on behalf of the company. Please disclose all of the Company Projections and any projections that the advisor developed.

42. Refer to our last comment above. In disclosing the projections provided to the financial advisor, include a summary of the underlying material assumptions and material limitations.

43. Please revise to clarify under this heading whether Cassel Salpeter has consented to the use of its opinion and the summary of its opinion in the proxy statement. According to the second paragraph, it appears that prior approval is required.

44. Please disclose whether Cassel Salpeter has provided other services to the company or its affiliates during the past two years. See Item 1015(b)(4) of Regulation M-A.

Positions of the Rollover Shareholders as to the Fairness of the Merger, page 38

45. We note the statement on page 38 that "the Rollover Shareholders are not willing to sell their stake in the Company to a third party or allow the Company to merge with or be acquired by another entity." Please clarify under the Lead Director section on page 26 how the lead director considered this position in analyzing alternative transactions and the Superior Proposal provision in the merger agreement.

Plans for the Company after the Merger, page 41

46. We note your disclosure on page 8 that Peter Cole and William Harley became members of the Parent's board on the date the merger agreement was executed. Please identify all directors and executive officers who will remain at the company after the Effective Time and clarify whether there will be any changes to the present board or management. For management and board members who will remain, describe any material changes to the terms of their employment with the company. Also describe any material change to company's corporate structure or business after the merger. See Item 1006(c)(4) and (5) of Regulation M-A and Instruction to Item 6 of Schedule 13E-3.

Purpose and Reasons of the Rollover Shareholders, page 37

47. Please clarify why you seek to undertake the going private transaction at this time as opposed to other times in the company's operating history. In this regard, we note that the liquidity needs and market challenges that you reference as factors contributing to the decision to take the company private appear to have existed "over the past six years" (page 17). See Item 1013(c) of Regulation M-A.

Certain Effects of the Merger, page 41

48. In the table on page 43, please also include the effect of the Rule 13e-3 transaction on the affiliates' interest in the net book value and net earnings of the company in terms of percentages. See Instruction 3 to Item 1013 of Regulation M-A.

The Merger Agreement, page 59

49. We note the disclaimer in the second paragraph. Please be advised that notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding contractual provisions are required to make the statements included in the filing not misleading. Please include disclosure acknowledging that if specific material facts exist that contradict the representations or warranties in the merger agreement, you have provided corrective disclosure.

Provisions for Public Shareholders, page 80

50. Please reconcile your disclosure in this section with your disclosure under Item 9 of Schedule 13E-3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Erin Wilson at (202) 551-6047, Brigitte Lippmann at (202) 551-3713 or Christina Chalk, Office of Mergers and Acquisitions, at (202) 551-3263 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: David Alan Miller, Esq.
Graubard Miller